Issuer Free Writing Prospectus dated October 22, 2015

Relating to Preliminary Prospectus dated October 19, 2015

Filed Pursuant to Rule 433

Registration No. 333-205278

MULTI PACKAGING SOLUTIONS INTERNATIONAL LIMITED

This free writing prospectus relates only to the common shares of Multi Packaging Solutions International Limited (the “Company”) described below and should be read together with the Preliminary Prospectus, subject to completion, dated October 19, 2015 (the “Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-205278) of the Company, relating to initial public offering of common shares. The information in this free writing prospectus supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith.

Initial public offering price:	$13.00
Common shares we are offering:	15,500,000. The offering has been downsized from the previously announced size of 18,750,000 common shares (excluding the underwriters’ option to purchase additional shares). As part of this downsizing, the number of common shares we are offering has increased from the previously announced size of 12,500,000 shares and the number of shares certain of our shareholders are offering has decreased from the previously announced size of 6,250,000 shares.
Common shares offered by certain of the selling shareholders:	1,000,000. See “Common shares we are offering” above.
Common shares to be outstanding after this offering:	77,439,432
Option to purchase additional shares:	Certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 2,475,000 common shares at the initial public offering price, less underwriting discounts and commissions.
Use of proceeds:	We estimate the proceeds to us from this offering will be approximately $201 million, before deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with $7.5 million of cash on hand, to repay a portion of our term loans and to pay related premiums, accrued and unpaid interest.

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To review the Preliminary Prospectus, click the following link on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC website): http://www.sec.gov/Archives/edgar/data/1645926/000119312515347133/d945269ds1a.htm .

We have filed a Registration Statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the Preliminary Prospectus related to the offering may also be obtained from the issuer, any underwriter or any dealer participating in the offering if you request it from Merrill Lynch, Pierce, Fenner & Smith Incorporated via telephone at 866-500-5408 or email at dg.prospectus_requests@baml.com; Barclays Capital Inc. via telephone at 888-603-5847, email at Barclaysprospectus@broadridge.com or mail at Attention: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; and Citigroup, Attention: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or via telephone at 800-831-9146.